

January 16, 2009

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re:**   **Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Definitive Proxy Statement Filed April 29, 2008**
> **Response Letters Dated December 18 and 24, 2008**
> **File No. 000-19514**

Dear Mr. Moore:

　　We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 5 – Property and Equipment, page F-14

1.　　We note your proposed disclosure responding to prior comment 3, regarding your unproved property and major development project costs. Please add to your disclosure the frequency of your impairment assessment of properties and projects for which costs are excluded from amortization, noting the annual assessment requirement under Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Engineering Comments

General

2.	We note the supplemental information you provided in response to comment four of our letter dated December 3, 2008 is incomplete. Please tell us the dates at which each of the three proved undeveloped well locations were first classified as proved reserves.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief